UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULES 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Dated August 17, 2023

Commission File Number: 001-10086

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑          Form 40-F ☐

This Report on Form 6-K contains a Stock Exchange Announcement dated 17 August 2023 entitled ‘ANNOUNCEMENT OF REPLACEMENT REFERENCE RATE FOR OUTSTANDING USD LIBOR FLOATING RATE NOTES’.

VODAFONE GROUP PLC

ANNOUNCEMENT OF REPLACEMENT REFERENCE RATE FOR OUTSTANDING USD LIBOR FLOATING RATE NOTES

Vodafone Group Plc (“Vodafone”) has outstanding $1,000,000,000 Floating Rate Notes due January 2024 (CUSIP: 92857W BN9, ISIN: US92857WBN92) that are governed by New York law, for which the London interbank offered rate for deposits in US dollars (“USD LIBOR”) for a three-month period serves as the benchmark rate used in connection with the calculation or determination of applicable interest payments (the “USD LIBOR Floating Rate Notes”). On March 5, 2021, the U.K.’s Financial Conduct Authority (the “FCA”) announced that after June 30, 2023, USD LIBOR for the three-month tenor (along with all other remaining tenors of USD LIBOR) would cease publication or no longer be representative. The FCA has confirmed that representativeness will not be restored. In connection with the cessation of publication or loss of representativeness of all remaining USD LIBOR settings, on March 15, 2022, Congress enacted the Adjustable Interest Rate (LIBOR) Act (the “LIBOR Act”), and, in December 2022, the Board of Governors of the Federal Reserve System issued final implementing rules thereunder (the “LIBOR Rule”).

Vodafone is announcing that, for interest periods commencing on or after the first London Business Day after June 30, 2023, being the interest periods commencing on July 16, 2023 and on October 16, 2023, the “Board-selected benchmark replacement” equal to the sum of the CME Term SOFR Reference Rate published for a three-month tenor as administered by CME Group Benchmark Administration, Ltd. (or any successor administrator thereof) (“Three-Month CME Term SOFR”), plus a tenor spread adjustment of 0.26161%, will be the base rate for determinations of interest for the USD LIBOR Floating Rate Notes (instead of three-month USD LIBOR), in accordance with the LIBOR Act and the LIBOR Rule. Three-Month CME Term SOFR will be as that rate appears on Bloomberg screen page “TSFR3M” (or any successor or replacement page) at approximately 5:00 a.m. Central Time (6:00 a.m. Eastern Time) on any interest determination date, unless and until such publication time is modified by the CME Group Benchmark Administration, Ltd. (or any successor administrator thereof) and Vodafone has so notified the calculation agent. If no Three-Month CME Term SOFR rate appears on Bloomberg screen page “TSFR3M” (or any successor or replacement page) on the relevant interest determination date at approximately 5:00 a.m. Central Time (6:00 a.m. Eastern Time) or is otherwise not available or published on the relevant interest determination date, the most recently available published Three-Month CME Term SOFR will apply to the next succeeding interest period. In addition, as of July 3, 2023, the benchmark replacement conforming changes that were adopted by the Federal Reserve Board under the LIBOR Rule apply, by operation of law, to the USD LIBOR Floating Rate Notes.

For the avoidance of doubt, the interest rate payable on the USD LIBOR Floating Rate Notes on the interest period that commenced on July 16, 2023, (such interest period beginning on the interest payment date falling on July 16, 2023, and ending on the following interest payment date, being October 16, 2023) will be determined by reference to Three-Month CME Term SOFR and will be the sum of (i) Three-Month CME Term SOFR, plus (ii) 0.26161%, plus (iii) 0.990% per annum. All interest payment dates and interest period dates set out in this announcement are subject to the applicable business day convention set forth in the Prospectus Supplement dated May 23, 2018.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: August 17, 2023	By:	/s/ M D B
	Name:	Maaike de Bie
	Title:	Group General Counsel and Company Secretary